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                                 [LOGO]

                                                           July 9, 1999

Dear Fellow Stockholder:

    I am pleased to inform you that Scotsman Industries, Inc. has entered into an Agreement and Plan of Merger with Welbilt Corporation, a subsidiary of Berisford plc, pursuant to which a wholly owned subsidiary of Welbilt has commenced a tender offer to purchase all of the outstanding shares of Scotsman for $33.00 per share in cash. Under the agreement, consummation of the tender offer will be followed by a merger in which non-tendering stockholders will receive $33.00 per share in cash or the highest price paid per share pursuant to the tender offer and Scotsman will become a wholly owned subsidiary of Welbilt.

    The Board of Directors of Scotsman has determined that the Welbilt tender offer and the merger are fair to and in the best interests of Scotsman and its stockholders and recommends that stockholders accept the Welbilt offer and tender their shares pursuant to it.

    Enclosed are the Welbilt Offer to Purchase, dated July 9, 1999, Letter of Transmittal and other related documents. These documents set forth the terms and conditions of the tender offer. Attached is a copy of the Company's Schedule 14D-9, as filed with the Securities and Exchange Commission. The Schedule 14D-9 describes in more detail the reasons for the Board's conclusions and contains other important information relating to the tender offer. We urge you to consider this information carefully.

    The Board of Directors and the management and employees of Scotsman thank you for your support.

                                          Sincerely,

                                                     [SIG]

                                          Richard C. Osborne
                                          Chairman of the Board, President and
                                          Chief Executive Officer